December 10, 2014
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II Nationwide Life Insurance Company Post-Effective Amendment No. 14 (File No. 333-177581) CIK Number: 0000356514
Dear Ms. Nixon:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On October 20, 2014, Nationwide filed Post-Effective Amendment No. 14 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 14 on December 4, 2014. The revisions in this correspondence filing are as a result of your December 4, 2014 oral comments.
1.	Please confirm that all blank or bracketed information, including missing exhibits, will be included in the subsequent Post-Effective Amendment.
Response. Nationwide confirms that all missing information and missing exhibits will be included in the subsequent Post-Effective Amendment.
2.	In the introductory paragraphs of the supplement, please state that the Combination Enhanced Death Benefit Option will only be available until the applicable date and will no longer be available after that date.
Response. We revised the second paragraph of the introductory paragraphs as follows (emphasis added):
In addition, the Combination Enhanced Death Benefit Option will only be available until January 11, 2015, or the date of state approval of the Combination Enhanced Death Benefit III Option (whichever is later), and will no longer be available after that date.
3.	For the "Combination Enhanced Death Benefit Option Charge" line in the "Recurring Contract Expenses" table, please provide the date for when the Combination Enhanced Death Benefit is available until.
Response. We revised the "Combination Enhanced Death Benefit Option Charge" line in the "Recurring Contract Expenses" table as follows (emphasis added):
Combination Enhanced Death Benefit Option Charge (only available until January 11, 2015, or the date of state approval of the Combination Enhanced Death Benefit III Option (whichever is later))
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

4.	In the "Death Benefit Options" section of "Optional Contract Benefits, Charges, and Deductions", please provide a numeric calculation of the interest anniversary value.
Response. We revised the "Death Benefit Options" section of "Optional Contract Benefits, Charges, and Deductions" to include the following examples after the existing fourth paragraph:
For example, assume a contract owner purchases a contract in 2015 for $100,000. In the year 2028, the contract stands as follows:

Total purchase payments:	$100,000
Contract Value:	$120,000
Highest anniversary Contract Value:	$125,000
Interest Anniversary Rate in effect when the contract was issued	5%
Interest anniversary value:	$197,933
If the contract owner dies in 2028, the death benefit would be $197,933.
However if the contract owner dies the next year, the death benefit would be $200,000 instead of $207,829 (calculation: 105% X $197,933) since the interest anniversary value is limited to 200% of the initial purchase payment of $100,000.
Following is an example of how a surrender would impact the death benefit calculation. In the year 2022, the contract stands as follows:
Total purchase payments:	$100,000
Contract Value:	$120,000
Highest anniversary Contract Value:	$120,000
Interest Anniversary Rate in effect when the contract was issued	5%
Interest anniversary value:	$155,133
In 2023, the contract owner takes a partial surrender of $60,000. After the surrender, the highest Contract Anniversary value is $60,000 (calculation: $120,000 - $60,000) and the interest anniversary value is $77,566 (calculation: ($60,000/$120,000) x $155,133). After the date of the withdrawal, the interest anniversary value is limited to $80,000 (calculation: 200% ($100,000 - $60,000).
5.	Please confirm that Nationwide will amend the prospectus to include any change in the Interest Anniversary Rate.
Nationwide confirms that it will amend the prospectus if it changes the Interest Anniversary Rate.
6.	In item six of the supplement, please include the word "of" between "paragraph" and "the".
Response. We revised item six of the supplement as follows (emphasis added):
The first paragraph of the "Combination Enhanced Death Benefit" subsection of the "Death Benefit Calculations" section of "Death Benefit" is deleted in its entirety and replaced with the following:
7.	In Part C, Item 24(b)(9), please include a file date for the opinion of counsel that is incorporated by reference.
Response. We revised Item 24(b)(9) as follows (emphasis added):
Opinion of Counsel - Filed previously on October 28, 2011 with initial registration statement (File No. 333-177581) and hereby incorporated by reference.
8.	In the "Recurring Contract Expenses" table, the disclosure regarding the "Combination Enhanced Death Benefit III Option" does not include a footnote that the option is only available for Annuitant's 70 or younger. Please revise to include this disclosure if applicable.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response. We revised the "Combination Enhanced Death Benefit III Option Charge" line in the "Recurring Contract Expenses" table to include a new footnote number 4, and will increase each subsequent footnote accordingly. We revised it as follows (emphasis added):
Combination Enhanced Death Benefit III Option Charge (available beginning January 12, 2015, or the date of state approval (whichever is later))[4]
[4] The Combination Enhanced Death Benefit III Option is only available for contracts with Annuitants age 70 or younger at the time of application.
In addition, Nationwide acknowledges all of the following:
•	that the registrant is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;
•	that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and
•	that the Variable Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me direct at (614) 677-6123 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ BEN MISCHNICK
Ben Mischnick
Assistant General Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies